Exhibit 3(i)

Certificate of Amendment
of
Certificate of Incorporation
of
THE FIRST OF LONG ISLAND CORPORATION

Pursuant to Section 805 of the Business Corporation Law

FIRST:  The name of the Corporation is: THE FIRST OF LONG ISLAND CORPORATION, hereinafter referred to as the “Corporation”.

SECOND:  The Certificate of Incorporation was filed with the Department of State of the State of New York on February 8, 1984.

THIRD:  The Certificate of Incorporation is hereby amended by changing the stock structure of the corporation as stated in the first sentence of Article FIFTH.

The Corporation is currently authorized to issue 20,000,000 common shares at a par value of $0.10 per share. The Corporation shall add 20,000,000 common shares at a par value of $0.10 per share making the stock structure of the corporation 40,000,000 common shares with a par value of $0.10 per share.

The first sentence of Article FIFTH shall now read as follows:

FIFTH:  The aggregate number of shares which the Corporation shall be authorized to issue is 40,000,000 common shares at a par value of $0.10 per share, which will be known as “common stock”.

FOURTH:  The amendment to the Certificate of Incorporation was authorized by the vote of the board of directors followed by the affirmative vote of the holders of more than Seventy percent (70%) of the shares entitled to vote thereon at a meeting duly called and held 4/22/2014, a quorum being present.

Dated:	May 1, 2014

By /s / MARK D. CURTIS
Mark D. Curtis, Executive Vice President